

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-mail</u>
Mr. Jack Namer
Chief Executive Officer
Eye on Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

      Re: Eye on Media Network, Inc.
              Form 8-K
              Filed January 28, 2014, as amended February 14, 2014
              File No. 000-55035

Dear Mr. Namer:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Revise your filing to disclose how you accounted for the acquisition of Eye on South Florida.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

2. Please revise this section to disclose that Jack Namer, the company's sole officer and director, also was the CEO and a significant shareholder of Eye on Media South Florida, Inc. ("EOSF"). Also disclose that Amy Nalewaik, a 33% shareholder of the company, also held a significant number of shares of EOSF. Refer to Item 2.01(f) of Form 8-K. Disclose when and why Mr. Namer decided to engage in a business combination transaction with EOSF, including whether this was Mr. Namer's intent when the company filed its Form 10 registration statement. Discuss Mr. Namer's conflicts of interest in negotiating the terms of the transaction. Disclose the total amount and

percentage of common stock held by Mr. Namer and Ms. Nalewaik in the company and EOSF immediately preceding and subsequent to the share exchange.

3. Please revise to ensure consistent disclosure of the total number of shares of common stock issued by the company in exchange for the Target Shares of EOSF. For example, we note inconsistent disclosure of 24,275,000 shares of company common stock issued in exchange for 24,725,000 Target Shares.

Item 2.01(f) Form 10 Information

4. Since the company is a former shell company, please discuss the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

Description of Business, Principal Products, Services, page 3

5. Please explain more specifically how you deliver content to "tens of millions of viewers." In addition, please provide a basis or methodology to support your claim.

6. Please explain what you mean by "proprietary technology" and "proprietary communication technology and equipment."

Distribution Methods of the Products and Services, page 4

7. Please define and explain "DMA" within the context of your distribution services.

Competitive Business Conditions and The Smaller Reporting Company's Position in The Industry and Methods of Competition, page 4

8. We note your claim that millions of dollars are spent each year serving the "multi-cultured and diverse South Florida market." Please explain or cite an independent source to support this reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

9. Please disclose how EOSF generated its revenues. For example, disclose the amount of revenues attributable to banner ads, commercial productions, event planners, etc.

Liquidity and Capital Resources, page 6

10. We note inconsistent disclosure here, and elsewhere throughout the filing, regarding whether management has agreed to fund your basic operations. Please revise your

disclosure to provide a consistent and thorough explanation of the company's current arrangement with management regarding agreements and loans to fund your business operations. In the event management has agreed to fund your operations, please file the appropriate material contracts pursuant to Item 601(b)(10) of Regulation S-K and revise your discussion to account for this source of funding.

Security Ownership of Certain Beneficial Owners and Management, page 8

11. Please include in Mr. Namer's beneficial ownership of common stock the number of shares into which his Series A preferred stock is convertible.

12. Please consider combining the two beneficial ownership tables and adding a column at the end that shows the total voting power held by each beneficial owner listed.

13. Please revise the apparent discrepancy regarding the number of votes per share of the 50,000,000 shares of Series A Convertible Preferred Stock held by Mr. Namer. On page 8, you disclose that the Series A preferred stock has 15 votes per share; however, you disclose in the Form S-1 filed March 4, 2014 that the Series A preferred stock has 10 votes per share (page 18), 15 votes per share (pages F-2 and 33) and 100 votes per share (page 12). Please advise and revise your disclosure as appropriate.

Description of Registrant's Securities to be Registered, page 12

14. You disclose that, as of January 22, 2014, 50,000,000 of preferred stock were issued and outstanding, and you disclose in the beneficial ownership table on page 8 that Mr. Namer beneficially owns 50,000,000 shares of Series A Convertible Preferred Stock. Please disclose when Mr. Namer, as the company's sole director, designated the terms of the Series A preferred stock. Also disclose when the preferred shares were issued, why they were issued and what consideration was received by the company. Lastly, disclose why you did not report the designation and issuance of the Series A preferred stock on Form 8-K pursuant to Items 3.02, 3.03 and 5.03 of that form.

Item 9.01 Financial Statements and Exhibits, page 13

15. Please file the required exhibits under Item 601 of Regulation S-K pursuant to Item 15 of Form 10. Refer to Item 2.01(f) of Form 8-K, which states that you must disclose the information that would be required if you were filing a Form 10 upon consummation of the transaction.

Exhibit 99.4

16. Disclose the details of the transaction(s) in which you acquired your Property and equipment and Intangible asset. Tell us how you determined the value of the shares issued for the property.

<u>Exhibit 99.5</u>

<u>Balance Sheet, page 3</u>

17. The common stock outstanding is not in agreement with the number in the present in Section 2 of the 8-K. Please revise your document accordingly.

<u>Statements of Stockholders' Equity, page 5</u>

18. Tell us what the line item Stock issued as Founders Shares represents.

19. We note that you settled an equipment purchase with stock, and received a leasehold improvement as a capital contribution. Tell us where these are reflected in the Statements of Stockholders' Equity.

<u>Note 3 Property, Plant and Equipment, page 13</u>

20. Disclose your depreciation policy and useful life for each of your asset classes.

<u>Exhibit 99.6</u>

21. Revise your Pro Forma Financial Statements to include footnotes clearly describing the Adjustments and Eliminations.

22. Tell us why the equity section for Eye on Media Network presented does not equal the amounts historically presented in your periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jack Namer
Eye on Media Network, Inc.
March 31, 2014
Page 5

        You may contact Michael Henderson, Staff Accountant, (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Clifford J. Hunt
       Law Office of Clifford J. Hunt, P.A.